DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

March 13, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Jane Park and Celeste Murphy

Re: GigCapital5, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 3, 2023

File No. 001-40839

CIK No. 0001844505

Dear Ms. Park and Ms. Murphy:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, GigCapital5, Inc. (“GigCapital5” or the “Company”), by your letter dated March 10, 2023 (the “Comment Letter”), regarding the above-referenced filing (collectively, the “Preliminary Proxy Statement”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigCapital5 will file Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”) reflecting the Commission’s requested disclosure edits.

Comment 1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: We respectfully advise the Staff that the Company’s sponsor is not controlled by and does not have any members who are, or who have substantial ties with, a non-U.S. person. As previously disclosed in the Preliminary Proxy Statement on page 18, Dr. Avi Katz, the manager of GigAcquisitions5, LLC, the sponsor of the Company, is a U.S. citizen. In addition, as has been disclosed by the Company in its periodic reports previously filed with the Commission, the Chief Executive Officer of the Company, Dr. Raluca Dinu, is also a U.S. citizen. In response to the staff’s comment, the Company has revised the disclosure as requested to state that GigAcquisitions5, LLC is therefore not controlled by or has substantial ties with a non-U.S. person, and also to address the risk to investors of potential review or prohibition by a U.S. government entity of the Company’s initial business combination should it be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS). Please see page 31 of the Amended Preliminary Proxy Statement.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,
/s/ Jeffrey C. Selman
Jeffrey C. Selman

cc:	Dr. Avi S. Katz

Dr. Raluca Dinu

Enclosure